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EXHIBIT 99.5

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Board of Directors
Breakwater Resources Ltd.

We consent to the use of our report dated March 30, 2005 included in this annual report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

"DELOITTE & TOUCHE LLP"
Deloitte & Touche LLP
Registered Chartered Accountants

DATE:  MARCH 31, 2005